UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Leo Holdings Corp. II

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

G5463R102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Leo Investors II Limited Partnership
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Leo Investors GP II Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer

Leo Holdings Corp. II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Albany Financial Center, South Ocean Blvd, Suite #507,

P.O. Box SP-63158, New Providence, Nassau, The Bahamas

Item 2(a).	Names of Persons Filing

This statement is filed by the entities listed below, all of whom are referred to herein as the “Reporting Persons”:

(i) Leo Investors II Limited Partnership

(ii) Leo Investors GP II Limited

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Albany Financial Center, South Ocean Blvd, Suite #507,

P.O. Box SP-63158, New Providence, Nassau, The Bahamas

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (“Class A Shares”)

Item 2(e).	CUSIP Number

G5463R102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page hereto.

(b)	Percent of Class:

See responses to Item 11 on each cover page hereto.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page hereto

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Upon effectiveness of the Issuer’s delisting and deregistration, the Reporting Persons will cease to have reporting obligations with respect to any equity securities of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 26, 2024

Leo Investors II Limited Partnership

By: Leo Investors GP II Ltd., its general partner

/s/ Simon Brown
Name: Simon Brown
Title: Director

Leo Investors GP II Limited

/s/ Simon Brown
Name: Simon Brown
Title: Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of January 26, 2024